Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com

April 10, 2013

VIA EDGAR

Ms. Jennifer Gowetski, Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Griffin-American Healthcare REIT III, Inc.
Registration Statement on Form S-11
Filed January 17, 2013
File No. 333-186073

Dear Ms. Gowetski:
On behalf of Griffin-American Healthcare REIT III, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2013 (Registration No. 333‑186073) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.
The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated February 12, 2013. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.
On behalf of the Company, we respond to the specific comments of the Staff as follows:
General

Comment No. 1: Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

Ms. Jennifer Gowetski
Securities and Exchange Commission
April 10, 2013

◦
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

◦
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: The Company submits that it will not elect to qualify as an emerging growth company, as defined in the Jumpstart Our Business Startups Act, nor will the Company avail itself of any relief that may be provided to emerging growth companies under such act. As a result, the Company respectfully believes that additional disclosure in the Prospectus regarding emerging growth companies or the relief afforded to such companies would not be applicable to the Company and could lead to additional confusion for potential investors in the Company, and therefore, should not be required.

Comment No. 2: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company will submit to the Staff copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, the Company will submit to the Staff any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.

Comment No. 3: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: In a supplemental filing, the Company will provide the Staff with copies of any graphics, maps, photographs and related captions or other artwork, including logos, that it intends to use in the Prospectus. The Company further undertakes to submit these and any additional examples of such materials, if any, to the Staff for review prior to using them in any preliminary Prospectus.

Comment No. 4: We note your disclosure on page 167 with respect to supplemental sales material. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a

Ms. Jennifer Gowetski
Securities and Exchange Commission
April 10, 2013

balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

Response: The Company will provide the Staff with all promotional material and sales literature, including material that will be used only by broker-dealers. The Company is aware of the requirements of Item 19.B of Industry Guide 5.

Comment No. 5: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

Response: In accordance with the Staff’s comment, the Company has reviewed the applicability of the tender offer rules, including Rule 13e-4, Regulation 14E and the relevant no-action letters, to its share repurchase plan in determining that the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

Comment No. 6: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response: In accordance with the Staff’s comment, the Company has reviewed all elements of its share repurchase plan in determining that the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

Comment No. 7: We note that you are registering $1,200,000,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years or advise. Refer to Rule 415(a)(2).

Response: The Company has authorized the undersigned to confirm that it reasonably expects to offer and sell $1,200,000,000 worth of shares of its common stock in the next two years.

Comment No. 8: Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

Ms. Jennifer Gowetski
Securities and Exchange Commission
April 10, 2013

Response: The Company submits that it intends to use substantially all of the net proceeds from the offering of its shares of common stock to invest in a diversified portfolio of real estate properties, focusing primarily on medical office buildings, hospitals, skilled nursing facilities, assisted living facilities and other healthcare-related facilities, such as long-term acute care centers, surgery centers, memory care facilities, specialty medical and diagnostic service facilities, laboratories and research facilities, pharmaceutical and medical supply manufacturing facilities and offices leased to tenants in healthcare-related industries. Such description of the types of properties in which the Company intends to invest substantially all of the net proceeds from the offering is provided in the “Prospectus Summary – Description of Investments” and the “Investment Objectives, Strategy and Criteria – Investment Strategy” sections of the Prospectus, among other sections. The Company may decide to originate or acquire real estate-related investments, including mortgages; however, that is not the primary focus of the Company’s investments. Therefore, because the Company’s primary investment focus does not involve investments in mortgages, and because the Company will only engage in such investments on an infrequent and opportunistic basis, the Company does not believe it is possible or necessary to establish a portfolio turnover policy.

Comment No. 9: Please advise us why you believe Item 506 of Regulation S-K disclosure is not required.

Response: The Company submits that it is a newly-formed entity with no real estate assets prior to the offering of the Company’s common stock. Therefore, the information required by Item 506 of Regulation S-K would not provide any meaningful information to potential investors prior to the commencement of material operations by the Company. However, in keeping with industry practice among publicly registered, non-listed real estate investment trusts, and the practice of other real estate investment trusts sponsored by the Company’s co-sponsors, including Griffin-American Healthcare REIT II, Inc., the Company hereby undertakes to provide an annual determination of the dilution of the net tangible book value of the Company’s shares once the Company commences material operations.

Comment No. 10: Please confirm that you have provided your policies with respect to each activity listed in Item 12 of Form S-11. Note that if you do not propose to engage in a particular activity, a specific statement to that effect should be disclosed in the registration statement. Refer to Instruction 1 to Item 12 of Form S-11.

Response: The Company confirms that the Registration Statement provides the Company’s policies with respect to each activity listed in Item 12 of Form S-11. Such information is provided in the “Investment Objectives, Strategy and Criteria” and “Description of Capital Stock” sections of the Prospectus.

Prospectus Cover Page

Comment No. 11: We note that your cover page is written using a type size that is difficult to read, especially with its concentration of text. Please ensure that the prospectus is printed in type at least as large as 10-point type. Refer to Rule 420 of Regulation C.

Response: The Company submits that the final prospectus, which will remove the preliminary prospectus and “Subject to Completion” language, will be printed in type that is not difficult to read. The Company further submits that the disclosure provided on the cover page of the Company’s Prospectus is disclosure that (a) is required pursuant to federal or state law, (b) has been required by the Staff or by state securities examiners in comparable public offerings of securities by the Company’s co-sponsors or their

Ms. Jennifer Gowetski
Securities and Exchange Commission
April 10, 2013

affiliates or by other companies in the REIT industry, or (c) provides material information necessary for investors to fully understand the Company and the offering. The Company will be unable to increase the type size on the cover page any further (after the removal of the preliminary prospectus and “Subject to Completion” language and the corresponding type size increase that will occur upon such removal) unless disclosure that falls into one or more of the above categories is removed.

Comment No. 12: Please revise the first bulleted risk factor to include a cross-reference to the page in the prospectus where a discussion of the restriction to the limitations on the transferability of the securities appears. Refer to Item 1(b) of Form S-11.

Response: The Company submits that the first bulleted risk factor on the cover page of the Prospectus contained in the Amendment has been revised to include a cross-reference to the pages in the Prospectus where a discussion of the restrictions and limitations on the transferability of the securities appears.

Comment No. 13: Please revise to add a risk factor stating, if true, that you may not terminate or elect not to renew the management agreement even in the event of poor performance without having to pay substantial termination fees. Please make similar changes to your summary and full risk factors, as applicable.

Response: The Company submits that the “Prospectus Summary – Summary Risk Factors” and “Risk Factors – Investment Risks – Our advisor may be entitled to receive significant compensation in the event of our liquidation or in connection with a termination of the advisory agreement, even if such termination is the result of poor performance by our advisor” sections of the Prospectus contained in the Amendment have been revised to disclose that significant compensation may be paid to the Company’s advisor even if the advisory agreement is terminated or not renewed as a result of poor performance by the advisor. However, the Company respectfully believes that the risk associated with such compensation does not rise to the level of cover page risk factor disclosure, especially in light of the Staff’s request in Comment No. 11 to increase the type size on the cover page.

Our Co-Sponsors, page 7

Comment No. 14: We note disclosure here and throughout the prospectus regarding your sponsors’ experience. Please expand the disclosure to provide a more complete discussion of the relevant performance of your co-sponsors. Please balance this disclosure with a discussion of any major adverse business developments experienced by your sponsor.

Response: The Company submits that the “Prospectus Summary – Our Co-Sponsors” section of the Prospectus contained in the Amendment has been revised to include a cross-reference to the “Management of Our Company – Our Co-Sponsors” and “Prior Performance Summary” sections of the Prospectus, which contain significant expanded disclosure regarding the relevant prior performance of the Company’s co-sponsors and a discussion of the major adverse business developments experienced by the Company’s co-sponsors. The Company respectfully believes that the cross-reference contained in the “Prospectus Summary – Our Co-Sponsors” section contains sufficient notice to potential investors to review the lengthy disclosure contained in the “Management of Our Company – Our Co-Sponsors” and “Prior Performance Summary” sections of the Prospectus.

Ms. Jennifer Gowetski
Securities and Exchange Commission
April 10, 2013

Comment No. 15: We note American Healthcare Investors also is the co-sponsor of Griffin-American Healthcare REIT II, Inc. Please tell us whether American Healthcare Investors, any of its affiliates or any of the individuals who control American Healthcare Investors have sponsored other real estate programs or investment vehicles and describe such programs or investment vehicles.

Response: The Company submits that the “Prospectus Summary – Our Co-Sponsors” section of the Prospectus contained in the Amendment has been revised to disclose that Griffin-American Healthcare REIT II, Inc. is the only other real estate program sponsored by American Healthcare Investors. This section of the Prospectus also has been revised in the Amendment to include a cross-reference to the “Management of Our Company – Our Co-Sponsors” and “Prior Performance Summary” sections of the Prospectus, which contain significant expanded disclosure regarding the relevant prior performance of American Healthcare Investors and a discussion of Griffin-American Healthcare REIT II, Inc. The Company respectfully believes that the cross-reference contained in the “Prospectus Summary – Our Co-Sponsors” section contains sufficient notice to potential investors to review the lengthy disclosure contained in the “Management of Our Company – Our Co-Sponsors” and “Prior Performance Summary” sections of the Prospectus regarding American Healthcare Investors. The Company further submits that the “Management of Our Company – Directors and Executive Officers” section of the Prospectus contains significant biographical information regarding the business experience of the principals of American Healthcare Investors, including their experience with respect to other real estate programs and investment vehicles.

Investment Company Act considerations, page 16

Comment No. 16: We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your registration statement to the Division of Investment Management for further review.

Response: As discussed in more detail in the “Investment Objectives, Strategy and Criteria – Investment Company Act Considerations” section of the Prospectus, the Company intends to conduct its operations, and the operations of its operating partnership, and any other subsidiaries, so that no such entity meets the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:

•	pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•
pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, or the 40% test. “Investment securities” excludes U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Ms. Jennifer Gowetski
Securities and Exchange Commission
April 10, 2013

The Company intends to acquire a diversified portfolio of real estate properties, focusing on medical office buildings, hospitals, skilled nursing facilities, assisted living facilities and other healthcare-related facilities; however, its portfolio may include, to a much lesser extent, other real estate-related investments. The Company anticipates that it will primarily engage in the business of investing in real property either directly or, most likely, through wholly or majority owned subsidiaries, including the operating partnership, most of which are expected to have at least 60% of their assets in real property. The Company intends to monitor its operations and its assets on an ongoing basis in order to ensure that neither the Company, nor any of its subsidiaries, meets the definition of “investment company” under Section 3(a)(1) of the Investment Company Act.

The Company believes that neither it nor its operating partnership will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because neither of these entities will engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company, through its operating partnership, will be engaged primarily in non-investment company businesses related to real estate. Consequently, the Company expects that it and its operating partnership will be able to conduct their respective operations such that neither entity will be required to register as an investment company under the Investment Company Act.

In addition, because the Company is organized as a holding company that will conduct its business primarily through its operating partnership, which in turn is a holding company that will conduct its business through its subsidiaries, the Company intends to conduct its operations, and the operations of its operating partnership and any other subsidiary, so that the Company will not meet the 40% test under Section 3(a)(1)(C) of the Investment Company Act.

Our advisor faces conflicts of interest relating to its compensation structure…, page 29

Comment No. 17: Please revise to include the risks related to the asset management fee and the acquisition fee. In this regard, please clearly state that acquisition fees are based on the purchase price of the investments acquired and may create an incentive for your advisor to accept a higher purchase price or to purchase assets that may not otherwise be in your best interest.

Response: The “Risk Factors – Risks Related to Conflicts of Interest – Our advisor faces conflicts of interest relating to its compensation structure, including the payment of acquisition fees and asset management fees, which could result in actions that are not necessarily in your long-term best interest” section of the Prospectus contained in the Amendment has been revised to specifically state the risks associated with the payment of acquisition fees that are based on the contract purchase price of properties acquired. The risk factor also describes the risks associated with the payment of asset management fees that are based on the amount of the Company’s initial investment and capital expenditures, rather than the performance of investments.

Estimated Use of Proceeds, page 52

Comment No. 18: We note that you intend to focus primarily on real estate properties but that you may also originate and acquire secured loans and other real estate-related investments. Please revise to state the anticipated holdings of each of your targeted assets. In addition, please disclose the target assets you intend to acquire if you only raise the minimum amount or an amount substantially less than your maximum.

Ms. Jennifer Gowetski
Securities and Exchange Commission
April 10, 2013

Response: As described in the response to Comment No. 8 above, the Company submits that it intends to use substantially all of the net proceeds from the offering of its shares of common stock to invest in a diversified portfolio of real estate properties, focusing primarily on medical office buildings, hospitals, skilled nursing facilities, assisted living facilities and other healthcare-related facilities, such as long-term acute care centers, surgery centers, memory care facilities, specialty medical and diagnostic service facilities, laboratories and research facilities, pharmaceutical and medical supply manufacturing facilities and offices leased to tenants in healthcare-related industries. The Company also may decide to originate or acquire real estate-related investments; however, that is not the primary focus of the Company’s investments and the Company will only engage in such investments on an infrequent and opportunistic basis. Because the Company intends to use substantially all of the net proceeds from the offering to acquire properties, and does not intend to originate or acquire any real estate-related investments, except on an infrequent and opportunistic basis, it is not possible to provide an estimate of the amount of offering proceeds that will be invested in assets other than real properties.

Comment No. 19: We note your disclosure on page 66 that you may borrow up to 75% of the aggregate cost of your real estate and real estate-related investments. Please revise your disclosure here to include the maximum acquisition fees assuming 75% leverage. This comment also applies to the compensation tables starting on page 10 and page 91.

Response: Footnote (4) to the table included in the “Estimated Use of Proceeds” section of the Prospectus contained in the Amendment has been revised to disclose the maximum acquisition fees that would be paid assuming a maximum leverage of 75.0% of the aggregate cost of the Company’s real estate and real estate-related investments. Comparable disclosure also has been added to the description of the acquisition fees in the “Prospectus Summary – Compensation to Our Advisor, Our Dealer Manager and Their Affiliates” and “Compensation Table” sections of the Prospectus contained in the Amendment.

Investment Strategy, page 55

Comment No. 20: Please revise to include your leverage target for real estate properties.

Response: The “Investment Objectives, Strategy and Criteria – Investment Strategy” section of the Prospectus contained in the Amendment has been revised to include the Company’s leverage target for real estate properties.

Medical Office Buildings, Hospitals, Skilled Nursing Facilities, Assisted Living Facilities and Other Healthcare-Related Facilities, page 57

Comment No. 21: Please provide us with support for all quantitative and qualitative business and industry data used in this section and throughout the prospectus. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Response: The Company hereby undertakes to supplementally file with the Staff support for the quantitative and qualitative business and industry data used in the “Investment Objectives, Strategy and Criteria – Real Estate Investments – Medical Office Buildings, Hospitals, Skilled Nursing Facilities, Assisted Living Facilities and Other Healthcare-Related Facilities” section of the Prospectus and throughout the Prospectus. Such supplemental filing will be marked to note the relevant supporting data.

Ms. Jennifer Gowetski
Securities and Exchange Commission
April 10, 2013

Our Strategies and Policies With Respect to Borrowing, page 66

Comment No. 22: We note that you may use secured and unsecured debt as a means of providing additional funds for the acquisition of properties and real estate-related investments. We further note that your board controls your strategies with respect to borrowings and may change such strategies at any time without shareholder approval, subject to the maximum borrowing limit of 300% of your net assets. With respect to your real-estate related investments, please revise your disclosure to clarify your strategy with respect to match funding, including whether your financing will be long and/or short term, fixed and/or floating rates.

Response: As described in the responses to Comment No. 8 and Comment No. 18 above, the Company submits that it intends to use substantially all of the net proceeds from the offering of its shares of common stock to invest in a diversified portfolio of real estate properties. The Company also may decide to originate or acquire real estate-related investments; however, that is not the primary focus of the Company’s investments and the Company will only engage in such investments on an infrequent and opportunistic basis. Because the Company intends to use substantially all of the net proceeds from the offering to acquire properties, and does not intend to originate or acquire any real estate-related investments, except on an infrequent and opportunistic basis, it is not possible to provide an estimate of the length or interest rate terms of any real estate-related investments the Company may make. Furthermore, the Company submits that it does not anticipate engaging in match funding.

Executive Compensation, page 81

Comment No. 23: We note your disclosure on page 88 that you intend to reimburse your advisor for personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the asset management fees and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Response: The Company submits that it will not reimburse the advisor or its affiliates for salaries and benefits paid by the advisor or its affiliates to the Company’s executive officers. However, the Company does hereby undertake to include in future filings that require disclosure pursuant to Item 402 or Item 404 of Regulation S-K the amount of fees paid to the advisor and the amounts paid pursuant to asset management fees and the reimbursement provision regarding personnel costs, if any.

Our Co-Sponsors, page 84

Comment No. 24: Please expand your discussion of the background and business operations of American Healthcare Investors, including but not limited to, their current business focus, information related to current portfolio properties and summary experience of Messrs. Hanson, Prosky and Streiff.

Ms. Jennifer Gowetski
Securities and Exchange Commission
April 10, 2013

Response: The Company submits that it has revised the disclosure in the “Management of Our Company – Our Co-Sponsors – American Healthcare Investors” section of the Amendment to expand the discussion of the background and business operations of American Healthcare Investors. The Company further submits that the “Management of Our Company – Directors and Executive Officers” section of the Prospectus contains significant biographical information regarding the personal experiences of Messrs. Hanson, Prosky and Streiff. A cross-reference to that information is contained in the “Management of Our Company – Our Co-Sponsors – American Healthcare Investors” section of the Amendment. In addition, the Company submits that the “Prior Performance Summary” section of the Amendment includes significant expanded disclosure regarding the background, business operations, business focus and property portfolio of the real estate program sponsored by American Healthcare Investors.

Conflicts of Interest, page 99

Comment No. 25: We note your disclosure on page 8 that your “advisor and its affiliates must determine how to allocate investment opportunities between [you] and other real estate programs managed by your co-sponsors and their subsidiaries.” Please revise your disclosure here or elsewhere, as applicable, to discuss in detail the size of the other programs and the procedures you adopt to allocate investment opportunities among programs.

Response: The Company respectfully notes that a discussion of the conflict resolution restrictions and procedures, including procedures regarding the allocation of properties among affiliated entities, is contained in the “Conflicts of Interest – Griffin-American Healthcare REIT II, Inc.” (which discusses the right of first refusal that has been granted to Griffin-American Healthcare REIT II, Inc. on all medical and healthcare real estate assets) and “Conflicts of Interest – Certain Conflict Resolution Restrictions and Procedures” sections of the Prospectus. The “Prospectus Summary – Conflicts of Interest” section of the Prospectus contained in the Amendment has been revised to include a cross-reference to these two sections of the Prospectus. In addition, the Company submits that the “Management of Our Company – Our Co-Sponsors” and “Prior Performance Summary” sections of the Prospectus contain a discussion regarding the size of the programs sponsored by the Company’s co-sponsors.

Prior Performance Summary, page 102

Comment No. 26: Please revise to include the number of properties sold and the percentage (based on purchase prices) of new, used or construction properties, as applicable, or advise. Refer to Item 8.A.1 of Industry Guide 5.

Response: The “Prior Performance Summary – Private Programs – Overview” section of the Prospectus contained in the Amendment has been revised to include a reference to the properties sold and to include a statement indicating that 100 percent (based on purchase prices) of acquired properties were existing (used), as applicable. In addition, there were no properties sold by either of the public programs sponsored by American Healthcare Investors or Griffin Capital, and 100 percent of the assets acquired by such public programs were existing, and not considered new construction. Disclosure regarding these issues relating to the public programs has been included in the “Prior Performance Summary – Program Co-Sponsored by American Healthcare Investors and Griffin Capital – Griffin-American Healthcare REIT II, Inc.” and “Prior Performance Summary – Programs Sponsored by Griffin Capital – Griffin Capital Essential Asset REIT, Inc.” sections of the Prospectus contained in the Amendment.

Ms. Jennifer Gowetski
Securities and Exchange Commission
April 10, 2013

Other Private Programs and Sponsor Investments, page 110

Comment No. 27: We note it appears that certain programs experienced major adverse business developments. Please revise to identify the programs that have experienced major adverse business developments. Additionally, please include the years in which such programs suffered such condition and quantify the effect on the relevant program(s). Please note that this comment applies to all programs discussed in the prospectus.

Response: The “Prior Performance Summary” section of the Prospectus contained in the Amendment has been revised to include discussions of the material adverse business developments of the programs referenced in that section of the Prospectus. Other than those developments disclosed therein, there were no other material adverse business developments experienced by any programs sponsored by American Healthcare Investments or Griffin Capital. In addition, the fifth paragraph of the “Prior Performance Summary – Private Programs – Overview – Other Private Programs and Griffin Capital Investments” section of the Prospectus contained in the Amendment has been revised to include a cross-reference to Table V of the Prior Performance Tables and the notes thereto, where the disclosure of the adverse effects on these programs has been quantified.

Comment No. 28: Please tell us why you believe it is appropriate to discuss the performance of the ten “other privately-offered programs” in the aggregate. In addition, please tell us when each of these ten programs commenced, closed and completed operations, as applicable.

Response: The Company believes that the investment objectives and program types of the programs aggregated in the “Prior Performance Summary – Private Programs – Overview – Other Private Programs and Griffin Capital Investments” section of the Prospectus are dissimilar enough to the Company and its offering that individual program disclosure would not provide any additional material information, and would potentially be misleading to investors. Accordingly, the Company believes that the aggregate disclosures are appropriate pursuant to Industry Guide 5. In addition, the Company has specifically disclosed any adverse developments of such programs within the above referenced section of the Prospectus as indicated in the response to Comment 27 above. Further, the Company believes that the information presented in the Prior Performance Tables attached as Exhibit A to the Prospectus, which includes commencement and closing dates, is appropriate and within the requirements of Industry Guide 5.

Distributions, page 117

Comment No. 29: If you intend to pay distributions in excess of earnings and cash flow from operations, please revise your disclosure to include an affirmative statement to that effect.

Response: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Distributions” section of the Prospectus has been revised in the Amendment to disclose that the Company may pay distributions from the offering or from borrowings in anticipation of future cash flows.

Ms. Jennifer Gowetski
Securities and Exchange Commission
April 10, 2013

Prior Performance Tables, page A-1

Comment No. 30: You disclose that Griffin-American Healthcare REIT III is the first real estate program sponsored by American Healthcare Investors. However, it appears that American Healthcare Investors and Griffin Capital are also co-sponsors of Griffin-American Healthcare REIT II. Please tell us why this real estate program has not been included in any of the prior performance information.

Response: The “Prior Performance Summary” section and Prior Performance Tables included in the Prospectus contained in the Amendment have been revised to include information regarding American Healthcare Investors and Griffin-American Healthcare REIT II, Inc.

Table III – Operating Results of Prior Programs, page A-4

Comment No. 31: We note that some distributions to investors are funded from working capital reserves. Please revise the table to separately identify distributions that were not made from operating cash flows.

Response: Table III of the Prior Performance Tables attached as Exhibit A to the Prospectus has been updated in the Amendment to December 31, 2012. As a result of the update and pursuant to the requirements of and the instructions to Table III, all previously reported programs have been removed, except for the operating results for Griffin Capital (Highway 94) Investors, DST, which closed within the required time frame. The 2012 distributions for this program were funded with cash flow from operations and are appropriately classified to the operations source in Table III.

Table V – Sales or Disposals of Properties, page A-17

Comment No. 32: Please provide footnote disclosure to show the allocation of taxable gain between ordinary gain and capital gain or tell us why you do not believe the disclosure is appropriate.

Response: The Company submits that Table IV of the Prior Performance Tables attached as Exhibit A to the Prospectus discloses the allocation of taxable gain between ordinary gain and capital gain. Specifically, the Company believes that Griffin Capital (Hotel Palomar) Investors, LLC is the only program where this disclosure is appropriate. In that program, the property was sold for more than the program’s carrying amount. The allocation of ordinary and capital gains, however, is not otherwise computed at the program level. Each investor has a unique basis from which the allocation between ordinary and capital gain is computed. Accordingly, the Company believes that any disclosure related to this allocation can be misleading to investors and result in inaccurate disclosures of tax reporting.

Exhibit Index

Comment No. 33: We note that you will be filing certain exhibits by amendment. Please file all exhibits as promptly as possible. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review. Please note that we will review exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

Ms. Jennifer Gowetski
Securities and Exchange Commission
April 10, 2013

Response: The Company notes that, other than the Escrow Agreement and the Incentive Plan, all exhibits to the Registration Statement, including the legal and tax opinions, have been attached as exhibits to the Amendment or were attached as exhibits to the initial Registration Statement filed on January 17, 2013. With respect to the Escrow Agreement and the Incentive Plan, the Company hereby undertakes to file such exhibits as promptly as possible.

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Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: Jeffrey T. Hanson